

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2016

Mail Stop 4631

<u>Via E-Mail</u>
NN, Inc.
Mr. Matthew Heiter, Senior Vice President
207 Mockingbird Lane
Johnson City, Tennessee 37604

> **Re: NN, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K filed August 3, 2016**
> **File No. 0-23486**

Dear Mr. Heiter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Consolidated Statements of Cash Flows, page 42</u>

1. We note that you adjusted net income (loss) for the total amount of restructuring costs as non-cash. Please provide us with the components of your restructuring costs along with a description of the components that demonstrates all of the costs are non-cash.

<u>Note 3 – Restructuring and Impairment Charges, excluding Goodwill Impairments, and Divestitures, page 53</u>

2. We note that you recognized $7.3 million, or 27.1% of income from operations, of restructuring costs; however you disclosure only discusses $1.6 million of the costs. Please provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4 for the full amount recognized. Please confirm to us that you will also address this comment for all future material restructuring costs.

Form 8-K filed August 3, 2016
Exhibit 99.1

3. We note that adjustments to net income have been presented net of tax. Please revise your presentation to comply with the guidance in Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11, including a description of how the tax effect of the adjustments is calculated.

4. We note that the restructuring and impairment charges adjustment to income from operations exceeds the amount recognized on the face of the income statement. Please help us understand what this adjustment is and how it relates to what has been recognized in your consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser, Staff Accountant, at (202) 551- 3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.   Please contact Christopher Ronne, Staff Attorney, at (202) 551-6156 or, in his absence Frank Piggott, Staff Attorney, at (202) 551-3570 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction